Exhibit 99.1

Brussels –30 July 2026 - 7:00am CET	Regulated information[1]

AB InBev Reports Second Quarter 2026 Results

Solid top- and bottom-line performance: Revenue up by 5.6%, Beer volume growth of 1.1% and a 23.4% Underlying EPS increase

“Cheers to beer – our performance this quarter reflects the strength of the beer category and the consistent execution of our strategy. Through investment in our megabrands and mega platforms, innovation and offering more choices across more occasions, we are strengthening the cultural relevance of our brands with consumers. Thank you to our colleagues for their commitment and disciplined execution, which position us well to continue our momentum.” – Michel Doukeris, CEO, AB InBev

Revenue

+5.6%

Revenue increased by 5.6% in 2Q26 with revenue per hl growth of 4.2% and by 5.7% in HY26 with revenue per hl growth of 4.3%.

Reported revenue increased by 11.0% in 2Q26 to 16 660 million USD and by 11.5% in HY26 to 31 927 million USD, positively impacted by currency translation.

6.2% increase in combined revenues of megabrands in 2Q26, led by Corona, which grew by 17% outside of its home market.

27% increase in revenue of no-alcohol beer in 2Q26.

44% increase in revenue of Beyond Beer in 2Q26.

50% increase in Gross Merchandise Value (GMV) from sales of third-party products through BEES Marketplace to reach 1.2 billion USD in 2Q26.

Volumes

+0.9%

Volumes increased by 0.9% in 2Q26, with beer volumes up by 1.1% and non-beer volumes down by 1.1%.

Volumes increased by 0.8% in HY26, with beer volumes up by 1.2% and non-beer volumes down by 1.5%.

Normalized EBITDA

+5.8%

Normalized EBITDA increased by 5.8% to 5 938 million USD in 2Q26, with a margin expansion of 4bps to 35.6%.

Normalized EBITDA increased by 5.6% to 11 375 million USD in HY26, with a margin contraction of 5bps to 35.6%.

Underlying Profit

2 390 million USD

Underlying Profit was 2 390 million USD in 2Q26 compared to 1 950 million USD in 2Q25 and was 4 314 million USD in HY26 compared to 3 556 million USD in HY25.

Reported profit attributable to equity holders of AB InBev was 3 751 million USD in 2Q26 compared to 1 676 million USD in 2Q25, and was 6 314 million in HY26 compared to 3 824 million in HY25, with HY25, 2Q26 and HY26 positively impacted by non-underlying items.

Underlying EPS

1.21 USD

Underlying EPS increased by 23.4% to 1.21 USD in 2Q26, compared to 0.98 USD in 2Q25, and increased by 22.1% to 2.18 USD in HY26, compared to 1.79 USD in HY25.

On a constant currency basis, Underlying EPS increased by 12.9% in 2Q26 and by 11.0% in HY26.

Net Debt to EBITDA

2.86x

Net debt to normalized EBITDA ratio was 2.86x at 30 June 2026 compared to 3.27x at 30 June 2025 and 2.87x at 31 December 2025.

The 2026 Half Year Financial Report is available on our website at www.ab-inbev.com.

1The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market. For important disclaimers and notes on the basis of preparation, please refer to page 15.

ab-inbev.com	Press release – 30 July 2026 – 1

Management comments

Consistent and compounding growth with beer volume up by 1.1% and a 23.4% Underlying EPS increase

The momentum of our business continued in 2Q26, with broad-based volume growth and a 23.4% increase in Underlying EPS. While the consumer environment remains dynamic, consistent execution of our strategy and investment in our megabrands and mega platforms enabled solid top- and bottom-line results. We strengthened our portfolio brand power and estimate that we gained market share across our footprint, maintaining or gaining share in 70% of our markets.

Revenue increased by 5.6%, with total volume growth of 0.9% and a revenue per hl increase of 4.2%, driven by revenue management and positive mix from premiumization and Beyond Beer. Beer volumes grew by 1.1%, with record high second quarter volumes in Mexico, Colombia, and Ecuador. Beer volumes in Brazil returned to growth, and in the US we delivered continued top-line growth and market share gains in both beer and Beyond Beer.

EBITDA increased by 5.8% with flattish margins as overhead management enabled increased sales and marketing investment and offset transactional FX headwinds. Free cash flow increased by 2.5 billion USD versus HY25 to 3.9 billion USD, driven by disciplined execution and the continued optimization of our business.

Key highlights from the quarter included: global megabrand momentum, with Corona, Stella Artois and Michelob Ultra growing revenue by 17%, 19% and 21%, respectively, outside of their home markets; successful activation of the FIFA World Cup across our markets, supporting growth of Michelob Ultra in the US and providing a platform to expand the brand across key markets in Latin America; no-alcohol beer revenue growth of 27%, Beyond Beer revenue growth of 44%, and BEES Marketplace GMV growth of 50% to 1.2 billion USD.

Progressing our strategic priorities

We are executing on three key strategic pillars to deliver consistent growth and long-term value creation.

Lead and grow the category: We strengthened our portfolio brand power and estimate that we gained or maintained share in 70% of our markets in 2Q26.
Digitize and monetize our ecosystem: BEES Marketplace GMV increased by 50% versus 2Q25 to 1.2 billion USD from third-party products. Overall BEES GMV increased by 16% versus 2Q25 to 15.0 billion USD.
Optimize our business: We continued to strengthen our balance sheet, with net debt to EBITDA improving to 2.86x as of 30 June 2026 from 3.27x as of 30 June 2025.

Lead and grow the category

Investment in our megabrands and mega platforms continued to build portfolio brand power, with sales and marketing investment reaching 4.1 billion USD in HY26, up 9% versus HY25. According to the Kantar BrandZ 2026 report, our portfolio holds 8 of the top 10 most valuable beer brands in the world, with Corona and Budweiser ranked #1 and #2, respectively. Our mega platforms strengthened the cultural relevance of our brands during some of the world’s largest moments of celebration, including the Winter Olympics, Roland Garros, Wimbledon and the FIFA World Cup. Across these occasions, our portfolio achieved the #1 share of digital engagement and generated 850 million consumer engagements on social media. Our marketing capabilities were recognized as we were named the Cannes Lions 2026 Creative Marketer of the Year, making us the only company in history to receive this recognition three times.

We continued to execute on our category expansion levers and estimate that the number of legal drinking age consumers purchasing our portfolio increased in HY26 with gains in Beyond Beer and Balanced Choices.

ab-inbev.com	Press release – 30 July 2026 – 2

•	Core Superiority: Revenue of our mainstream portfolio increased by 2.7% in 2Q26, driven by double-digit growth in Colombia and high-single digit growth in Peru and Ecuador.

•

Premiumization: Our above core beer portfolio delivered a 6.9% revenue increase in 2Q26, led by Corona, Stella Artois and Michelob Ultra, which grew revenue by 17%, 19% and 21%, respectively, outside of their home markets. Corona led the premiumization of our portfolio globally, delivering double-digit volume growth in 37 markets. Michelob Ultra expanded across Latin America in 2Q26, with 40% of its volume growth coming from markets outside of the US.

•

Balanced Choices: Our portfolio of low carb, low calorie, sugar free, gluten free and no-alcohol beer brands delivered a revenue increase of 13% in 2Q26. Our no-alcohol beer portfolio led performance, with revenue up by 27% and estimated share gains strengthening our leadership in no-alcohol beer by value, according to Nielsen.

•

Beyond Beer: Growth of our portfolio accelerated, increasing revenue by 44% in 2Q26. Performance was led by the expansion of Flying Fish globally and by Cutwater in the US, which increased revenue by triple-digits and was the 2nd largest contributor by brand to our overall revenue growth in 2Q26.

Digitize and monetize our ecosystem
•

Digitizing our relationships with more than 6 million customers globally: As of 30 June 2026, BEES was live in 30 markets with 72% of our revenues captured through B2B digital platforms. In 2Q26, BEES captured 15.0 billion USD in GMV, up 16% versus 2Q25.

•	Monetizing our route-to-market; delivering more than 1 billion USD in quarterly GMV: BEES Marketplace GMV increased by 50% versus 2Q25 to approximately 1.2 billion USD from third-party products.

•

Leading the way in DTC solutions: Our digital DTC megabrands, Zé Delivery, TaDa Delivery and PerfectDraft, served 13 million active consumers and generated 165 million USD in revenue, 12% growth versus 2Q25. Sales of third-party products through our DTC marketplace reached 50 million USD in GMV, a 63% increase versus 2Q25.

Optimize our business
•

Maximizing value creation: Continued optimization of our business and operating leverage through the P&L drove EBIT growth of 8.0% and a free cash flow increase of 2.5 billion USD versus HY25. We strengthened our balance sheet, with net debt to EBITDA improving to 2.86x from 3.27x as of 30 June 2025. As of 24 July 2026, we completed 1.9 billion USD of our 6 billion USD share buyback program announced on 30 October 2025.

•

Advancing our sustainability priorities: Our water use efficiency ratio improved to 2.3 hl per hl in HY26 versus 2.4 hl per hl in HY25. Our average energy efficiency globally improved to 81.6 MJ/hl in HY26 versus 84.8 MJ/hl in HY25. Our absolute Scopes 1 and 2 emissions were 1.55 million metric tons of CO2e in HY26, a 0.8% decrease compared to HY25.

Continued momentum and reliable compounding growth

In HY26, our business delivered 5.7% revenue growth, 5.6% EBITDA growth and a 22.1% increase in Underlying EPS, driven by beer volume growth, revenue and cost management capabilities, and positive mix. We strengthened our portfolio brand power through investment in our megabrands and mega platforms, scaling our innovations and providing more choices across more occasions. Performance across our megabrands, Balanced Choices, Beyond Beer and BEES Marketplace reflects the strength of our portfolio and the consistent execution of our strategy.

The continued momentum of our business, disciplined execution by our teams and the strength of the beer category reinforce our confidence in our ability to deliver our FY26 outlook and create a future with more cheers.

ab-inbev.com	Press release – 30 July 2026 – 3

2026 Outlook

(i)

Overall Performance: We expect our EBITDA to grow in line with our medium-term outlook of between 4-8%. The outlook for FY26 reflects our current assessment of inflation and other macroeconomic conditions.

(ii)

Net Finance Costs: Net pension interest expenses and accretion expenses are expected to be in the range of 190 to 220 million USD per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in FY26 to be approximately 4%.

(iii)	Effective Tax Rate (ETR): We expect the normalized ETR in FY26 to be in the range of 26% to 28%. The ETR outlook does not consider the impact of potential future changes in legislation.

(iv)	Net Capital Expenditure: We expect net capital expenditure of between 3.5 and 4.0 billion USD in FY26.

ab-inbev.com	Press release – 30 July 2026 – 4

Figure 1. Consolidated performance

in USD Mio, except EPS in USD per share and Volumes in thousand hls	2Q25	2Q26	Organic
			growth
Volumes	143 347	144 003	0.9%
Beer	125 620	126 945	1.1%
Non-Beer	17 727	17 058	(1.1)%
Revenue	15 004	16 660	5.6%
Gross profit	8 446	9 579	7.5%
Gross margin	56.3%	57.5%	99bps
Normalized EBITDA	5 301	5 938	5.8%
Normalized EBITDA margin	35.3%	35.6%	4bps
Normalized EBIT	4 013	4 604	8.0%
Normalized EBIT margin	26.7%	27.6%	58bps

Profit attributable to equity holders of AB InBev	1 676	3 751
Underlying Profit	1 950	2 390

Basic EPS	0.84	1.90
Underlying EPS	0.98	1.21

	HY25	HY26	Organic growth
Volumes	279 615	280 412	0.8%
Beer	243 005	245 426	1.2%
Non-Beer	36 611	34 987	(1.5)%
Revenue	28 632	31 927	5.7%
Gross profit	16 029	18 225	7.4%
Gross margin	56.0%	57.1%	88bps
Normalized EBITDA	10 156	11 375	5.6%
Normalized EBITDA margin	35.5%	35.6%	(5)bps
Normalized EBIT	7 601	8 677	7.6%
Normalized EBIT margin	26.5%	27.2%	46bps

Profit attributable to equity holders of AB InBev	3 824	6 314
Underlying Profit	3 556	4 314

Basic EPS	1.92	3.20
Underlying EPS	1.79	2.18

Figure 2. Volumes

in thousand hls	2Q25	Scope	Organic	2Q26	Organic growth
			growth		Total	Beer
North America	22 376	218	(164)	22 430	(0.7)%	(0.8)%
Middle Americas	38 822	(634)	1 806	39 994	4.7%	4.8%
South America	34 199	-	466	34 665	1.4%	3.9%
EMEA	24 172	(135)	201	24 239	0.8%	0.9%
Asia Pacific	23 716	(21)	(1 109)	22 586	(4.7)%	(4.7)%
Global Export and Holding Companies	62	14	12	89	16.3%	16.3%
AB InBev Worldwide	143 347	(557)	1 213	144 003	0.9%	1.1%

	HY25	Scope	Organic	HY26	Organic growth
			growth		Total	Beer
North America	42 218	121	(779)	41 561	(1.8)%	(1.9)%
Middle Americas	73 903	(1 362)	3 439	75 979	4.7%	5.2%
South America	75 089	-	341	75 430	0.5%	2.2%
EMEA	44 924	(230)	476	45 169	1.1%	1.2%
Asia Pacific	43 365	(39)	(1 192)	42 134	(2.8)%	(2.7)%
Global Export and Holding Companies	116	22	1	139	0.8%	0.8%
AB InBev Worldwide	279 615	(1 489)	2 286	280 412	0.8%	1.2%

ab-inbev.com	Press release – 30 July 2026 – 5

Key Markets Performance

United States: Portfolio momentum drove beer and Beyond Beer share gains and continued top-line growth

•	Operating performance:

○

2Q26: Revenue increased by 2.7%, with revenue per hl increasing by 3.3% driven by revenue management and positive brand mix. Sales-to-retailers (STRs) declined by 1.9%, estimated to have outperformed a soft industry. Sales-to-wholesalers (STWs) declined by 0.6%. EBITDA increased by 0.1%, as top-line growth and productivity initiatives were reinvested in increased marketing to fuel momentum.

○

HY26: Revenue increased by 1.9%, with revenue per hl increasing by 3.8%. STRs declined by 0.9% and STWs were down by 1.8%. Our STRs and STWs tend to converge on a full year basis. EBITDA increased by 0.2%.

•

Commercial highlights: We were the #1 share gainer in total alcohol in both 2Q26 and HY26 driven by share gains in both beer and spirits, according to Circana. Our beer performance in 2Q26 was led by Michelob Ultra, Busch Light and Busch Light Apple, which were the top 3 volume share gainers in the industry. Our Beyond Beer portfolio continued to expand our total addressable market and delivered revenue growth in the mid-seventies. Cutwater grew revenue in the triple-digits and was the #1 share gaining brand in the total spirits industry. We are the leader in no-alcohol beer, with our portfolio gaining share and growing revenue in the mid-thirties led by Michelob Ultra Zero which was the #1 share gainer in no-alcohol beer.

Mexico: Market share gain and margin expansion drove mid-single digit top- and high-single digit bottom-line growth

•	Operating performance:

○

2Q26: Revenue and revenue per hl increased by mid-single digits, driven by revenue management and positive mix. Volumes grew slightly and outperformed the industry. EBITDA grew by high-single digits with margin expansion.

○

HY26: Revenue grew by mid-single digits, with revenue per hl growth of mid-single digits and volume increasing by low-single digits, outperforming the industry. EBITDA grew by mid-single digits with flattish margins as top-line growth and productivity initiatives offset transactional FX headwinds and enabled increased marketing investment.

•

Commercial highlights: We are strengthening our portfolio architecture and expanding our total addressable market by offering consumers more choices across more occasions. Performance in 2Q26 was led by our above core beer portfolio, which grew revenue by high-single digits driven by Modelo and Pacifico, while our mainstream beer portfolio grew by mid-single digits. We strengthened our position as the industry leader in no-alcohol beer, with our portfolio growing volume by high-thirties led by Modelo Cero and the launch of Michelob Ultra Zero. In Beyond Beer, our portfolio grew volume by high-teens, led by the Vicky’s brand family and Flying Fish.

Colombia: Record high volumes drove double-digit top- and bottom-line growth

•	Operating performance:

○

2Q26: Revenue increased by high-teens, with high-single digit revenue per hl growth driven by revenue management and premiumization. Volumes grew by low-teens, with our portfolio estimated to have gained share of total alcohol. EBITDA grew by high-teens as top-line growth and productivity initiatives offset transactional FX headwinds and enabled increased marketing investment.

○	HY26: Revenue grew by mid-teens with mid-single digit revenue per hl growth. Volumes increased by high-single digits. EBITDA grew by mid-teens.

ab-inbev.com	Press release – 30 July 2026 – 6

•

Commercial highlights: Increased brand power drove momentum across our portfolio, with volume and revenue growth across all price segments in 2Q26 and record high second quarter volumes. Above core beer led our performance, with mid-teens volume growth driven by Corona. Our mainstream beer portfolio continued to grow, delivering a high-single digit volume increase.

Brazil: Market share gain and an improved industry drove beer volume growth and a double-digit bottom-line increase

•	Operating performance:

○

2Q26: Revenue increased by 7.8%, with revenue per hl growth of 5.3% driven by revenue management and premiumization. Beer volumes increased by 5.0%, estimated to have outperformed an improved industry. Non-beer volumes decreased by 4.4%, resulting in total volume growth of 2.3%. EBITDA increased by 16.1% with 230bps of margin expansion as disciplined revenue and cost management more than offset increased sales and marketing investment.

○

HY26: Revenue grew by 8.1% with revenue per hl growth of 7.1%. Beer volumes grew by 2.9% and non-beer volumes declined by 4.1%, resulting in total volume growth of 0.9%. EBITDA increased by 13.1% with 149bps of margin expansion.

•

Commercial highlights: Innovation and investment behind our megabrands and mega platforms strengthened our portfolio brand power and drove continued market share gains. Premium and super premium beer led our performance in 2Q26, delivering mid-twenties volume growth and strengthening our leadership position of the premium segment. Mainstream beer improved sequentially, delivering flattish volumes and estimated to have gained share of the segment. We are leading the industry in Balanced Choices, with volumes of our no-alcohol beer portfolio growing in the low-thirties and Stella Artois Pure Gold and Michelob Ultra growing by triple digits. In Beyond Beer, our portfolio grew volumes by strong double digits, led by Beats and Flying Fish.

Europe: Volume growth and premiumization drove a low-single digit top-line increase

•	Operating performance:

○

2Q26: Volumes grew by low-single digits, estimated to have gained or maintained share in the majority of our key markets. Revenue and revenue per hl increased by low-single digits driven by premiumization. EBITDA declined by low-single digits, with top-line growth primarily offset by increased sales and marketing investment.

○

HY26: Volumes grew by low-single digits, estimated to have gained share in 5 of our 6 key markets. Revenue and revenue per hl increased by low-single digits driven by premiumization. EBITDA declined by low-single digits.

•

Commercial highlights: Market share gains, innovation and premiumization drove low-single digit volume growth in both 2Q26 and HY26. Our performance in 2Q26 was driven by our megabrands, led by Corona which delivered mid-teens volume growth. We are building strong consumer connection with our brands through our mega platforms and innovations. We successfully activated Roland Garros with Stella Artois, launched Stella Artois Strawberries & Cream ahead of Wimbledon and expanded the availability of Modelo Especial in the UK. Our no-alcohol beer portfolio grew volumes by low-teens, led by Corona Cero.

ab-inbev.com	Press release – 30 July 2026 – 7

South Africa: Disciplined revenue management and margin expansion drove mid-single digit top- and bottom-line growth

•	Operating performance:

○

2Q26: Revenue and revenue per hl increased by mid-single digits, driven by revenue management and premiumization. Volumes declined by low-single digits, underperforming the industry. Beyond Beer volumes grew and are estimated to have outperformed. EBITDA grew by mid-single digits with margin expansion.

○

HY26: Revenue and revenue per hl increased by mid-single digits. Volumes grew by low-single digits. EBITDA grew by low-single digits, with top-line growth partially offset by increased marketing investment.

•

Commercial highlights: Investment in our megabrands and innovations drove increased portfolio brand power in 2Q26. Premium and super premium beer led our performance, delivering high-twenties volume growth and estimated to have gained share of the segment. In Beyond Beer, our portfolio gained share and grew volumes by low-twenties.

China: Top- and bottom-line declined, impacted by volume performance in a soft industry

•	Operating performance:

○

2Q26: Volumes declined by 9.7%, estimated to have underperformed a soft industry, which was impacted by adverse weather and continued weakness in the on-premise channel. Revenue per hl increased by 1.0% driven by positive brand mix, resulting in a revenue decline of 8.8%. EBITDA declined by 16.1%, impacted by top-line performance.

○	HY26: Volumes declined by 6.0%. Revenue per hl decreased by 0.5% resulting in a revenue decline of 6.5%. EBITDA declined by 13.9%.

•

Commercial highlights: Beer industry volumes are estimated to have declined by mid-single digits in 2Q26, reflecting adverse weather and softness in the on-premise channel. Our market share trend is estimated to have improved sequentially, supported by a return to growth in our super premium and core plus brands in the second quarter. Investment in our megabrands and innovations strengthened our portfolio brand power in the quarter. We remain focused on improving execution and expanding our in-home channel presence to rebuild momentum and better position our business for ongoing channel shifts in the industry.

ab-inbev.com	Press release – 30 July 2026 – 8

Highlights from our other markets

•

Canada: Revenue grew by low-single digits in 2Q26 with mid-single digit revenue per hl growth driven by revenue management and positive brand mix. Our portfolio was estimated to be the #1 share gainer in both beer and Beyond Beer, while volumes declined by low-single digits amid a soft industry. Our beer performance was led by Michelob Ultra and Busch, which were the top two volume share gainers in the industry. Beyond Beer growth was led by Cutwater and Mike’s Hard Lemonade, two of the top four share gainers in the category.

•

Peru: Volumes grew by high-single digits in 2Q26 with our portfolio estimated to have gained share of total alcohol. Performance was led by our mainstream beer brands which grew volumes by mid-single digits, and our Beyond Beer portfolio, which grew volumes in the triple-digits. Revenue grew by high-single digits with low-single digit revenue per hl growth.

•

Ecuador: Volumes grew by mid-twenties in 2Q26 to reach a record high for the second quarter, driven by estimated market share gains and a strong industry in an improved consumer environment. Performance was led by our above core beer portfolio, which grew volumes by strong double digits. Revenue grew by high-twenties with low-single digit revenue per hl growth.

•

Argentina: Beer volumes grew by low-single digits in 2Q26, estimated to have outperformed an improved industry. Total volumes declined by low-single digits, impacted by a soft non-beer industry. Revenue grew by mid-teens, driven by revenue management.

•	Africa excluding South Africa: In 2Q26, Nigeria total volumes and revenue declined by low-single digits, impacted by a soft consumer environment.

In our other markets in Africa, revenue grew in aggregate by high-single digits and volumes by mid-single digits.

•

South Korea: Volume increased by low-teens in 2Q26 cycling an easier comparable due to shipment phasing ahead of our April 2025 price increase. Revenue grew by high-single digits, with a low-single digit revenue per hl decline driven by negative packaging mix. We estimate that we continued to gain market share in both the on-premise and in-home channels.

ab-inbev.com	Press release – 30 July 2026 – 9

 Consolidated Income Statement

Figure 3. Consolidated income statement

in USD Mio	2Q25	2Q26	Organic growth
Revenue	15 004	16 660	5.6%
Cost of sales	(6 558)	(7 082)	(3.2)%
Gross profit	8 446	9 579	7.5%
SG&A	(4 624)	(5 175)	(6.5)%
Other operating income/(expenses)	191	200	(7.9)%
Normalized EBIT	4 013	4 604	8.0%
Non-underlying items above EBIT	(45)	(42)
Net finance income/(expense)	(1 062)	(1 057)
Non-underlying net finance income/(expense)	(234)	1 402
Share of results of associates	84	96
Non-underlying share of results of associates	9	-
Income tax expense	(741)	(918)
Profit	2 024	4 084
Profit attributable to non-controlling interest	347	333
Profit attributable to equity holders of AB InBev	1 676	3 751

Normalized EBITDA	5 301	5 938	5.8%
Underlying Profit	1 950	2 390

	HY25	HY26	Organic growth
Revenue	28 632	31 927	5.7%
Cost of sales	(12 602)	(13 702)	(3.6)%
Gross profit	16 029	18 225	7.4%
SG&A	(8 812)	(9 917)	(6.5)%
Other operating income/(expenses)	383	369	(9.7)%
Normalized EBIT	7 601	8 677	7.6%
Non-underlying items above EBIT	(94)	14
Net finance income/(expense)	(2 046)	(2 107)
Non-underlying net finance income/(expense)	368	2 033
Share of results of associates	135	148
Non-underlying share of results of associates	9	-
Income tax expense	(1 404)	(1 704)
Profit	4 568	7 061
Profit attributable to non-controlling interest	744	747
Profit attributable to equity holders of AB InBev	3 824	6 314

Normalized EBITDA	10 156	11 375	5.6%
Underlying Profit	3 556	4 314

ab-inbev.com	Press release – 30 July 2026 – 10

Non-underlying items above EBIT & Non-underlying share of results of associates

Figure 4. Non-underlying items above EBIT & Non-underlying share of results of associates

in USD Mio	2Q25	2Q26	HY25	HY26
Restructuring	(35)	(11)	(47)	(33)
Business and asset disposals (including impairment losses)	(10)	(17)	(47)	61
Acquisition-related costs (business combinations)	-	(14)	-	(14)
Non-underlying items in EBIT	(45)	(42)	(94)	14
Non-underlying share of results of associates	9	-	9	-

Normalized EBIT excludes negative non-underlying items of 42 million USD in 2Q26 and positive non-underlying items of 14 million USD in HY26.

Net finance income/(expense)

Figure 5. Net finance income/(expense)

in USD Mio	2Q25	2Q26	HY25	HY26
Net interest expense	(663)	(583)	(1 284)	(1 196)
Accretion expense and interest on pensions	(184)	(196)	(351)	(413)
Other financial results	(214)	(278)	(410)	(498)
Net finance income/(expense)	(1 062)	(1 057)	(2 046)	(2 107)

Non-underlying net finance income/(expense)

Figure 6. Non-underlying net finance income/(expense)

in USD Mio	2Q25	2Q26	HY25	HY26
Mark-to-market	(263)	1 402	339	2 033
Gain/(loss) on bond redemption and other	29	-	29	-
Non-underlying net finance income/(expense)	(234)	1 402	368	2 033

Non-underlying net finance income includes mark-to-market gains on derivative instruments entered into in order to hedge our share-based payment programs and shares issued in relation to the combinations with Grupo Modelo and SAB.

The number of shares covered by the hedging of our share-based payment program, the deferred share instrument and the restricted shares are shown below, together with the opening and closing share prices.

Figure 7. Non-underlying equity derivative instruments

	2Q25	2Q26	HY25	HY26
Share price at the start of the period (Euro)	56.92	59.72	48.25	54.90
Share price at the end of the period (Euro)	58.24	72.66	58.24	72.66
Number of equity derivative instruments at the end of the period (in million)	100.5	90.5	100.5	90.5

Income tax expense

Figure 8. Income tax expense

in USD Mio	2Q25	2Q26	HY25	HY26
Income tax expense	741	918	1 404	1 704
Effective tax rate	27.7%	18.7%	24.1%	19.8%
Normalized effective tax rate	25.3%	26.1%	25.6%	25.7%

The HY26 and HY25 effective tax rates were positively impacted by non-taxable gains from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combinations with Grupo Modelo and SAB. The increase in Normalized ETR in HY26 compared to HY25 was primarily due to negative country mix.

Underlying EPS

Figure 9. Underlying EPS

in USD per share, except number of shares in million	2Q25	2Q26	HY25	HY26
Normalized EBITDA	2.67	3.01	5.11	5.76
Depreciation, amortization and impairment	(0.65)	(0.68)	(1.28)	(1.37)
Normalized EBIT	2.02	2.33	3.82	4.39
Net finance income/(expense)	(0.53)	(0.54)	(1.03)	(1.07)
Income tax expense	(0.38)	(0.47)	(0.71)	(0.85)
Associates & non-controlling interests	(0.13)	(0.12)	(0.31)	(0.31)
Hyperinflation impacts	0.01	0.00	0.02	0.02
Underlying EPS	0.98	1.21	1.79	2.18
Weighted average number of ordinary and restricted shares	1 989	1 976	1 989	1 976

ab-inbev.com	Press release – 30 July 2026 – 11

Reconciliation of IFRS and Non-IFRS Financial Measures

Profit attributable to equity holders and Underlying Profit

Figure 10. Underlying Profit

in USD Mio	2Q25	2Q26	HY25	HY26
Profit attributable to equity holders of AB InBev	1 676	3 751	3 824	6 314
Net impact of non-underlying items on profit	261	(1 367)	(305)	(2 034)
Hyperinflation impacts	14	7	37	35
Underlying Profit	1 950	2 390	3 556	4 314

Basic and Underlying EPS

Figure 11. Basic and Underlying EPS

in USD per share, except number of shares in million	2Q25	2Q26	HY25	HY26
Basic EPS	0.84	1.90	1.92	3.20
Net impact of non-underlying items	0.13	(0.69)	(0.15)	(1.03)
Hyperinflation impacts	0.01	0.00	0.02	0.02
Underlying EPS	0.98	1.21	1.79	2.18
FX translation impact	-	(0.10)	-	(0.20)
Underlying EPS in constant currency	0.98	1.11	1.79	1.98
Weighted average number of ordinary and restricted shares	1 989	1 976	1 989	1 976

Profit attributable to equity holders and Normalized EBITDA

Figure 12. Reconciliation of Normalized EBITDA to Profit attributable to equity holders of AB InBev

in USD Mio	2Q25	2Q26	HY25	HY26
Profit attributable to equity holders of AB InBev	1 676	3 751	3 824	6 314
Non-controlling interests	347	333	744	747
Profit	2 024	4 084	4 568	7 061
Income tax expense	741	918	1 404	1 704
Share of results of associates	(84)	(96)	(135)	(148)
Non-underlying share of results of associates	(9)	-	(9)	-
Net finance (income)/expense	1 062	1 057	2 046	2 107
Non-underlying net finance (income)/expense	234	(1 402)	(368)	(2 033)
Non-underlying items above EBIT (incl. impairment losses)	45	42	94	(14)
Normalized EBIT	4 013	4 604	7 601	8 677
Depreciation, amortization and impairment	1 288	1 335	2 555	2 698
Normalized EBITDA	5 301	5 938	10 156	11 375

Normalized EBITDA, Normalized EBIT and Underlying Profit are non-IFRS financial measures used by AB InBev to reflect the company’s underlying performance. Underlying EPS and constant currency Underlying EPS are non-IFRS financial measures that AB InBev believes are useful to investors because they facilitate comparisons of EPS from period to period.

Normalized EBITDA is calculated by adjusting profit attributable to equity holders of AB InBev to exclude: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) non-underlying share of results of associates; (v) net finance income or cost; (vi) non-underlying net finance income or cost; (vii) non-underlying items above EBIT; and (viii) depreciation, amortization and impairment.

Underlying Profit is calculated by adjusting profit attributable to equity holders of AB InBev to exclude: (i) non-underlying items and (ii) hyperinflation impacts. Underlying EPS is calculated as Underlying Profit divided by the weighted average number of ordinary and restricted shares. Constant currency Underlying EPS is calculated as Underlying EPS excluding the effects of foreign currency translation by translating current period figures using the exchange rates from the same period in the prior year.

Normalized EBITDA, Normalized EBIT and Underlying Profit are not accounting measures under IFRS and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Underlying EPS and constant currency Underlying EPS are not accounting measures under IFRS and should not be considered as alternatives to earnings per share as a measure of operating performance on a per share basis. These non-IFRS financial measures do not have a standard calculation method and AB InBev’s definition of Normalized EBITDA, Normalized EBIT, Underlying Profit, Underlying EPS and constant currency Underlying EPS may not be comparable to that of other companies.

ab-inbev.com	Press release – 30 July 2026 – 12

Cash Flows and Financial position

Figure 13. Cash Flow Statement (million USD)

	HY25	HY26
Operating activities
Profit of the period	4 568	7 061
Interest, taxes and non-cash items included in profit	5 736	4 459
Cash flow from operating activities before changes in working capital and use of provisions	10 304	11 520

Change in working capital	(3 655)	(2 355)
Pension contributions and use of provisions	(278)	(158)
Interest and taxes (paid)/received	(3 801)	(3 866)
Dividends received	135	101
Cash flow from/(used in) operating activities	2 704	5 241

Investing activities
Net capex	(1 350)	(1 360)
Sale/(acquisition) and others related to subsidiaries, net of cash	(4)	(757)
Net proceeds from sale/(acquisition) of other assets	47	310
Cash flow from/(used in) investing activities	(1 306)	(1 807)

Financing activities
Net (repayments of) / proceeds from borrowings	68	246
Dividends paid	(3 147)	(2 596)
Share buyback	(1 901)	(1 301)
Payment of lease liabilities	(354)	(364)
Derivative financial instruments	114	(319)
Sale/(acquisition) of non-controlling interests	(314)	(3 389)
Other financing cash flows	(303)	219
Cash flow from/(used in) financing activities	(5 837)	(7 505)

Net increase/(decrease) in cash and cash equivalents	(4 438)	(4 071)

Our free cash flow (defined as cash flow from operating activities less net capex) increased by 2 526 million USD to reach 3 881 million USD in HY26. Our cash and cash equivalents decreased by (4 071) million USD in HY26, compared to a decrease of (4 438) million USD in HY25, with the following movements:

•

Our cash flow from operating activities reached 5 241 million USD in HY26 compared to 2 704 million USD in HY25. The increase was driven by increased profit of the period and changes in working capital for HY26 compared to HY25. Changes in working capital in the first half of 2026 and 2025 reflect higher working capital levels at the end of June than at year-end as a result of seasonality.

•

Our cash outflow from investing activities was 1 807 million USD in HY26 compared to a cash outflow of 1 306 million USD in HY25. The increase in the cash outflow was mainly due to the acquisition of an 85% controlling stake in BeatBox, a ready-to-drink alcohol beverage business in the United States. Out of the total HY26 capital expenditures, approximately 25% was used to improve the company’s production facilities while 60% was used for logistics and commercial investments and 15% was used for the purchase of hardware and software and improving administrative capabilities.

•

Our cash outflow from financing activities amounted to 7 505 million USD in HY26, as compared to a cash outflow of 5 837 million USD in HY25. The increase in the cash outflow versus HY25 was primarily driven by the completion of the reacquisition of the 49.9% minority stake in our US-based metal container plants for 2.9 billion USD.

Our net debt increased to 64.2 billion USD as of 30 June 2026 from 60.9 billion USD as of 31 December 2025. Our net debt to normalized EBITDA ratio was 2.86x as of 30 June 2026. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x.

We continue to proactively manage our debt portfolio. 98% of our bond portfolio holds a fixed-interest rate, 52% is denominated in currencies other than USD and maturities are well-distributed across the next several years.

ab-inbev.com	Press release – 30 July 2026 – 13

As of 30 June 2026, we had total liquidity of 18.1 billion USD, which consisted of 10.1 billion USD available under committed long-term credit facilities and 8.0 billion USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts.

Figure 14. Terms and debt repayment schedule as of 30 June 2026 (billion USD)

ab-inbev.com	Press release – 30 July 2026 – 14

Notes

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Since 1Q24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes. Scope changes also represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Beer volumes and revenue include primarily beer, no-alcohol beer, other malt-based alcohol beverages and spirits-based beverages. Non-beer volumes and revenue include primarily carbonated soft drinks and energy drinks. In addition, beer and non-beer categories include not only brands that we own or license, but also third-party brands that we brew and sell, and third-party products that we sell through our distribution network. The organic growth of our global brands, Budweiser, Stella Artois, and Corona excludes exports to Australia for which a perpetual license was granted to a third party upon disposal of the Australia operations in 2020. All references per hectoliter (per hl) exclude US non-beverage activities. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-underlying items. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Effective 1 January 2026, Cervecería Bucanero S.A., a Cuban company in which we indirectly hold a 50% equity interest through our subsidiary Ambev, is accounted for as an associate using the equity method of accounting. The impact of this change in presentation is reflected as a scope change. We are reporting the results from Argentina applying hyperinflation accounting since 3Q18. The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. In 2Q26, we reported a negative impact from hyperinflation accounting on the profit attributable to equity holders of AB InBev of 7 million USD. The impact in 2Q26 Basic EPS was less than 0.01 USD. Values in the figures and annexes may not add up, due to rounding. 2Q26 and HY26 EPS is based upon a weighted average of 1 976 million shares compared to a weighted average of 1 989 million shares for 2Q25 and HY25.

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “ambition”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 3 March 2026. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, including as a result of foreign currency exchange rate fluctuations and ongoing geopolitical instability. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The half year 2026 (HY26) financial data set out in Figure 1 (except for the volume information), Figures 3 to 6, 8, 10, 12 and 13 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the six-month period ended 30 June 2026, which have been reviewed by our statutory auditors PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL in accordance with the standards of the Public Company Accounting Oversight Board (United States). The second quarter 2026 (2Q26) financial data set out in Figure 1 (except for the volume information), Figures 3 to 6, 8, 10, 12 and 13, and the financial data included in Figures 7, 9, 11 and 14 of this press release have been extracted from the underlying accounting records as of and for the six-month period ended 30 June 2026. The interim sustainability data set out on page 3 are from unaudited internal databases. These have been calculated on a consistent basis with the group’s consolidated sustainability statements as of and for the twelve months ended 31 December 2025, for which limited assurance was provided by our statutory auditors PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL in accordance with CSRD. References in this document to materials on our websites, such as www.ab-inbev.com, are included as an aid to their location and are not incorporated by reference into this document.

ab-inbev.com	Press release – 30 July 2026 – 15

Conference call and webcast

Investor Conference call and webcast on Thursday, 30 July 2026:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details:

Webcast (listen-only mode):

AB InBev 2Q26 Results Webcast

To join by phone, please use one of the following two phone numbers:

Toll-Free: +1-877-407-8029

Toll: +1-201-689-8029

Investors	Media

Shaun Fullalove	Media Relations
E-mail: shaun.fullalove@ab-inbev.com	E-mail: media.relations@ab-inbev.com

Ekaterina Baillie
E-mail: ekaterina.baillie@ab-inbev.com

Patrick Ryan
E-mail: patrick.ryan@ab-inbev.com

About AB InBev

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Beer is the drink for moderation, and for over a century, AB InBev has championed responsible drinking. We are committed to providing our consumers with Balanced Choices to enjoy on any occasion. We also invest in marketing that aims to reinforce positive behaviors, and we work with communities, customers, and partners to promote responsible consumption through evidence-based initiatives.

Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 137 000 colleagues based in more than 40 countries worldwide. For 2025, AB InBev’s reported revenue was 59.3 billion USD (excluding JVs and associates).

ab-inbev.com	Press release – 30 July 2026 – 16

Annex 1: Segment reporting (2Q)

AB InBev Worldwide	2Q25	Scope	Currency Translation	Organic Growth	2Q26	Organic Growth
Volumes	143 347	(557)	-	1 213	144 003	0.9%
Revenue	15 004	(6)	822	840	16 660	5.6%
Cost of sales	(6 558)	13	(326)	(211)	(7 082)	(3.2)%
Gross profit	8 446	6	496	630	9 579	7.5%
SG&A	(4 624)	(41)	(209)	(300)	(5 175)	(6.5)%
Other operating income/(expenses)	191	7	17	(15)	200	(7.9)%
Normalized EBIT	4 013	(28)	304	315	4 604	8.0%
Normalized EBITDA	5 301	(34)	370	301	5 938	5.8%
Normalized EBITDA margin	35.3%				35.6%	4bps

North America	2Q25	Scope	Currency Translation	Organic Growth	2Q26	Organic Growth
Volumes	22 376	218	-	(164)	22 430	(0.7)%
Revenue	3 844	90	7	99	4 039	2.6%
Cost of sales	(1 537)	(36)	(2)	(2)	(1 577)	(0.1)%
Gross profit	2 307	53	5	97	2 463	4.2%
SG&A	(1 122)	(30)	(2)	(77)	(1 232)	(6.9)%
Other operating income/(expenses)	10	0	(0)	6	16	61.7%
Normalized EBIT	1 195	23	3	26	1 247	2.2%
Normalized EBITDA	1 372	27	3	6	1 408	0.5%
Normalized EBITDA margin	35.7%				34.9%	(74)bps

Middle Americas	2Q25	Scope	Currency Translation	Organic Growth	2Q26	Organic Growth
Volumes	38 822	(634)	-	1 806	39 994	4.7%
Revenue	4 340	(77)	408	419	5 091	9.8%
Cost of sales	(1 516)	42	(132)	(91)	(1 697)	(6.2)%
Gross profit	2 824	(35)	276	328	3 394	11.8%
SG&A	(987)	13	(91)	(95)	(1 160)	(9.8)%
Other operating income/(expenses)	3	1	(1)	(16)	(14)	-
Normalized EBIT	1 839	(21)	185	217	2 220	11.9%
Normalized EBITDA	2 149	(20)	211	220	2 560	10.3%
Normalized EBITDA margin	49.5%				50.3%	23bps

South America	2Q25	Scope	Currency Translation	Organic Growth	2Q26	Organic Growth
Volumes	34 199	-	-	466	34 665	1.4%
Revenue	2 529	6	236	191	2 961	7.6%
Cost of sales	(1 314)	(14)	(106)	(29)	(1 463)	(2.2)%
Gross profit	1 215	(8)	130	162	1 499	13.4%
SG&A	(863)	(4)	(67)	(78)	(1 012)	(9.0)%
Other operating income/(expenses)	104	9	15	19	146	18.7%
Normalized EBIT	456	(4)	77	103	633	23.0%
Normalized EBITDA	692	1	94	99	886	14.3%
Normalized EBITDA margin	27.4%				29.9%	171bps

ab-inbev.com	Press release – 30 July 2026 – 17

EMEA	2Q25	Scope	Currency Translation	Organic Growth	2Q26	Organic Growth
Volumes	24 172	(135)	-	201	24 239	0.8%
Revenue	2 489	(37)	145	81	2 677	3.3%
Cost of sales	(1 252)	21	(73)	(17)	(1 321)	(1.3)%
Gross profit	1 237	(17)	72	65	1 357	5.3%
SG&A	(764)	(6)	(37)	(35)	(841)	(4.5)%
Other operating income/(expenses)	56	(3)	1	(15)	39	(28.9)%
Normalized EBIT	529	(25)	35	14	554	2.9%
Normalized EBITDA	800	(21)	51	13	843	1.7%
Normalized EBITDA margin	32.1%				31.5%	(49)bps

Asia Pacific	2Q25	Scope	Currency Translation	Organic Growth	2Q26	Organic Growth
Volumes	23 716	(21)	-	(1 109)	22 586	(4.7)%
Revenue	1 658	11	26	(47)	1 648	(2.8)%
Cost of sales	(771)	1	(9)	30	(750)	3.9%
Gross profit	886	12	17	(17)	898	(1.9)%
SG&A	(520)	(13)	(7)	(21)	(561)	(4.0)%
Other operating income/(expenses)	17	(0)	1	(8)	9	(47.5)%
Normalized EBIT	383	(1)	11	(46)	347	(11.9)%
Normalized EBITDA	533	3	15	(58)	493	(10.9)%
Normalized EBITDA margin	32.2%				29.9%	(269)bps

Global Export and Holding Companies	2Q25	Scope	Currency Translation	Organic Growth	2Q26	Organic Growth
Volumes	62	14	-	12	89	16.3%
Revenue	144	2	1	97	244	66.1%
Cost of sales	(168)	(1)	(4)	(102)	(275)	(60.7)%
Gross profit	(23)	1	(3)	(6)	(32)	(26.3)%
SG&A	(368)	(1)	(6)	6	(369)	1.6%
Other operating income/(expenses)	2	0	2	(0)	3	(3.7)%
Normalized EBIT	(389)	(0)	(7)	(0)	(397)	(0.1)%
Normalized EBITDA	(245)	(23)	(5)	21	(252)	7.9%

ab-inbev.com	Press release – 30 July 2026 – 18

Annex 2: Segment reporting (HY)

AB InBev Worldwide	HY25	Scope	Currency Translation	Organic Growth	HY26	Organic Growth
Volumes	279 615	(1 489)	-	2 286	280 412	0.8%
Revenue	28 632	(106)	1 783	1 618	31 927	5.7%
Cost of sales	(12 602)	72	(726)	(446)	(13 702)	(3.6)%
Gross profit	16 029	(34)	1 058	1 173	18 225	7.4%
SG&A	(8 812)	(48)	(486)	(572)	(9 917)	(6.5)%
Other operating income/(expenses)	383	(10)	32	(35)	369	(9.7)%
Normalized EBIT	7 601	(92)	603	566	8 677	7.6%
Normalized EBITDA	10 156	(103)	766	557	11 375	5.6%
Normalized EBITDA margin	35.5%				35.6%	(5)bps

North America	HY25	Scope	Currency Translation	Organic Growth	HY26	Organic Growth
Volumes	42 218	121	-	(779)	41 561	(1.8)%
Revenue	7 208	59	27	131	7 424	1.8%
Cost of sales	(2 947)	(7)	(9)	30	(2 932)	1.0%
Gross profit	4 261	53	18	161	4 492	3.8%
SG&A	(2 174)	(35)	(10)	(108)	(2 328)	(5.0)%
Other operating income/(expenses)	23	(0)	(1)	(4)	18	(18.5)%
Normalized EBIT	2 110	18	7	48	2 183	2.3%
Normalized EBITDA	2 459	25	8	14	2 505	0.6%
Normalized EBITDA margin	34.1%				33.7%	(43)bps

Middle Americas	HY25	Scope	Currency Translation	Organic Growth	HY26	Organic Growth
Volumes	73 903	(1 362)	-	3 439	75 979	4.7%
Revenue	8 124	(155)	858	768	9 595	9.6%
Cost of sales	(2 866)	83	(283)	(193)	(3 259)	(6.9)%
Gross profit	5 258	(72)	575	575	6 337	11.1%
SG&A	(1 898)	26	(201)	(167)	(2 241)	(8.9)%
Other operating income/(expenses)	14	0	(0)	(22)	(7)	-
Normalized EBIT	3 374	(46)	374	387	4 088	11.6%
Normalized EBITDA	4 007	(44)	435	369	4 767	9.3%
Normalized EBITDA margin	49.3%				49.7%	(15)bps

South America	HY25	Scope	Currency Translation	Organic Growth	HY26	Organic Growth
Volumes	75 089	-	-	341	75 430	0.5%
Revenue	5 507	8	428	458	6 402	8.3%
Cost of sales	(2 764)	(17)	(198)	(140)	(3 119)	(5.1)%
Gross profit	2 743	(9)	230	318	3 282	11.6%
SG&A	(1 712)	(8)	(114)	(134)	(1 968)	(7.8)%
Other operating income/(expenses)	201	(2)	26	29	255	15.3%
Normalized EBIT	1 233	(19)	142	213	1 568	17.6%
Normalized EBITDA	1 699	(9)	174	212	2 076	12.5%
Normalized EBITDA margin	30.9%				32.4%	120bps

ab-inbev.com	Press release – 30 July 2026 – 19

EMEA	HY25	Scope	Currency Translation	Organic Growth	HY26	Organic Growth
Volumes	44 924	(230)	-	476	45 169	1.1%
Revenue	4 454	(69)	397	169	4 951	3.8%
Cost of sales	(2 280)	38	(202)	(29)	(2 473)	(1.3)%
Gross profit	2 174	(31)	195	139	2 478	6.5%
SG&A	(1 371)	(11)	(121)	(78)	(1 581)	(5.7)%
Other operating income/(expenses)	101	(8)	4	(23)	73	(25.1)%
Normalized EBIT	904	(50)	79	38	970	4.4%
Normalized EBITDA	1 424	(41)	127	37	1 546	2.7%
Normalized EBITDA margin	32.0%				31.2%	(36)bps

Asia Pacific	HY25	Scope	Currency Translation	Organic Growth	HY26	Organic Growth
Volumes	43 365	(39)	-	(1 192)	42 134	(2.8)%
Revenue	3 108	10	70	(66)	3 122	(2.1)%
Cost of sales	(1 456)	2	(28)	41	(1 441)	2.8%
Gross profit	1 652	12	42	(25)	1 681	(1.5)%
SG&A	(941)	(12)	(20)	(42)	(1 015)	(4.5)%
Other operating income/(expenses)	41	(1)	1	(14)	27	(35.6)%
Normalized EBIT	752	(1)	24	(82)	693	(10.9)%
Normalized EBITDA	1 056	7	34	(107)	990	(10.0)%
Normalized EBITDA margin	34.0%				31.7%	(277)bps

Global Export and Holding Companies	HY25	Scope	Currency Translation	Organic Growth	HY26	Organic Growth
Volumes	116	22	-	1	139	0.8%
Revenue	231	40	3	159	433	68.0%
Cost of sales	(290)	(27)	(6)	(155)	(477)	(53.0)%
Gross profit	(59)	13	(3)	4	(45)	7.5%
SG&A	(716)	(7)	(20)	(42)	(784)	(5.8)%
Other operating income/(expenses)	2	0	1	(0)	3	(19.0)%
Normalized EBIT	(773)	7	(21)	(38)	(826)	(4.9)%
Normalized EBITDA	(489)	(40)	(11)	32	(508)	6.0%

ab-inbev.com	Press release – 30 July 2026 – 20

 Annex 3: Consolidated statement of financial position

Million US dollar	31 December 2025	30 June 2026

ASSETS
Non-current assets
Property, plant and equipment	23 664	22 998
Goodwill	117 908	119 946
Intangible assets	41 985	42 274
Investments in associates	5 002	5 061
Investment securities	161	166
Deferred tax assets	2 708	2 766
Pensions and similar obligations	150	154
Income tax receivables	444	440
Derivatives	145	313
Trade and other receivables	1 871	2 026
Total non-current assets	194 039	196 143

Current assets
Investment securities	306	353
Inventories	5 107	5 528
Income tax receivables	785	622
Derivatives	583	629
Trade and other receivables	6 161	7 404
Cash and cash equivalents	11 638	7 658
Assets classified as held for sale	190	48
Total current assets	24 769	22 242

Total assets	218 808	218 385

EQUITY AND LIABILITIES
Equity
Issued capital	1 736	1 736
Share premium	17 620	17 620
Reserves	17 803	22 458
Retained earnings	50 128	51 686
Equity attributable to equity holders of AB InBev	87 287	93 500

Non-controlling interests	10 449	7 685
Total equity	97 736	101 185

Non-current liabilities
Interest-bearing loans and borrowings	72 128	68 908
Pensions and similar obligations	1 275	1 262
Deferred tax liabilities	11 400	11 565
Income tax payables	206	186
Derivatives	293	391
Trade and other payables	869	1 028
Provisions	425	384
Total non-current liabilities	86 596	83 724

Current liabilities
Bank overdrafts	14	29
Interest-bearing loans and borrowings	885	3 381
Income tax payables	1 825	1 235
Derivatives	6 104	4 021
Trade and other payables	25 455	24 605
Provisions	192	205
Total current liabilities	34 475	33 476

Total equity and liabilities	218 808	218 385

ab-inbev.com	Press release – 30 July 2026 – 21

Annex 4: Consolidated statement of cash flows

For the six-month period ended 30 June Million US dollar	2025	2026

OPERATING ACTIVITIES
Profit of the period	4 568	7 061
Depreciation, amortization and impairment	2 581	2 757
Net finance (income)/expense	1 678	74
Equity-settled share-based payment expense	309	270
Income tax expense	1 404	1 704
Share of results of associates	(144)	(148)
Other non-cash items	(93)	(199)
Cash flow from operating activities before changes in working capital and use of provisions	10 304	11 520
Decrease/(increase) in trade and other receivables	(1 130)	(1 077)
Decrease/(increase) in inventories	(242)	(370)
Increase/(decrease) in trade and other payables	(2 284)	(909)
Pension contributions and use of provisions	(278)	(158)
Cash generated from operations	6 370	9 007
Interest paid	(1 916)	(1 910)
Interest received	241	243
Dividends received	135	101
Income tax paid	(2 126)	(2 200)
Cash flow from/(used in) operating activities	2 704	5 241

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	(1 404)	(1 406)
Proceeds from sale of property, plant and equipment and of intangible assets	55	46
Sale/(acquisition) and others related to subsidiaries, net of cash	(4)	(757)
Proceeds from sale/(acquisition) of other assets	47	310
Cash flow from/(used in) investing activities	(1 306)	(1 807)

FINANCING ACTIVITIES
Proceeds from borrowings	4 067	555
Repayments of borrowings	(3 998)	(309)
Dividends paid	(3 147)	(2 596)
Share buyback	(1 901)	(1 301)
Payment of lease liabilities	(354)	(364)
Derivative financial instruments	114	(319)
Sale/(acquisition) of non-controlling interests	(314)	(3 389)
Other financing cash flows	(303)	219
Cash flow from/(used in) financing activities	(5 837)	(7 505)

Net increase/(decrease) in cash and cash equivalents	(4 438)	(4 071)
Cash and cash equivalents less bank overdrafts at beginning of year	11 174	11 623
Effect of exchange rate fluctuations	410	76
Cash and cash equivalents less bank overdrafts at end of period	7 146	7 629

ab-inbev.com	Press release – 30 July 2026 – 22